Apella Resources Inc.

08002127

RECEIVED
2008 APR 24 A 4:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

News Release

For Immediate Release

APELLA LAUNCHES DRILL PROGRAM ON TOUCHDOWN GOLD PROJECT

CHIBOUGAMAU

SUPPL

Vancouver, BC - Thursday, April 17th 2008, 11:30a.m. PDT

Apella Resources Inc. (TSX.V Symbol - (APA); Frankfurt Symbol - (NWN), and its Board of Directors are pleased to announce that the Company is commencing a 2,500 to 3,000 meter diamond drill program consisting of approximately 10 holes, on its wholly owned Touchdown Gold project. The company will be drilling targets identified in its recent compilation and assessment of the Companies Crone Pulse EM Surface survey coupled with the recent Government of Quebec's (GSC) Airborne MEGATEM Survey.

The Touchdown is part of Apella's Chibougamau Assemblage, and is located near the town of Chapais, in central Quebec. In 1987, Minnova Inc. reported a drill defined resource estimate of 163,295 tonnes grading 5.83 g/t gold on the property. Apella is not treating the historical resource estimate as a National Instrument 43-101 defined resource for reserves verified by a qualified person and the historical resource estimate should not be relied upon. The reported drill defined resource is included in this press release for illustrative purposes only and should not be disclosed or interpreted out of context.

The qualified person for the purposes of this news release is Dr. Christian G. Derosier, P.Geo.

Apella invites the public to visit its NEW website at http://www.Apellaresources.com or e-mail us at Apella@Apellaresources.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF APELLA RESOURCES INC.

PROCESSED
APR 29 2008
THOMSON REUTERS

"Patrick D. O'Brien"

Patrick D. O'Brien – Chairman

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed.

END

Suite 1600, The Bower Building, 543 Granville Street, **Vancouver, British Columbia** Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • **www.apellaresources.com** • apella@apellaresources.com